Issuer Free Writing Prospectus
Registration Statement No. 333-146063
Dated September 14, 2007
Filed Pursuant to Rule 433
FOR IMMEDIATE RELEASE:
September 24, 2007
USEC Announces Pricing of Public Offering of
Common Stock and 3.0% Convertible Senior Notes due 2014
     BETHESDA, Md. — USEC Inc. (NYSE: USU) announced today that it has priced its registered public offering of 20 million shares of common stock at $9.76 per share, which was the closing price of USEC’s common stock on September 24, 2007. USEC has granted the underwriters a 30-day option to purchase up to an additional 3 million shares of its common stock.
     USEC also announced that it has concurrently priced its registered public offering of $500 million aggregate principal amount of 3.0% convertible senior notes due 2014. The Company has granted the underwriters a 30-day option to purchase up to $75 million aggregate principal amount of the convertible senior notes.
     The convertible senior notes will pay interest semiannually at a rate of 3.0% per annum until October 1, 2014. The notes will be convertible at an initial conversion rate of 83.64 shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of $11.96 per common share. The initial conversion price represents a 22.5% premium over the closing sale price of the Company’s common stock on September 24, 2007.
     The securities are being offered pursuant to the Company’s effective shelf registration statement filed with the Securities and Exchange Commission (SEC) on September 14, 2007. The offerings are expected to close on September 28, 2007, subject to customary closing conditions.
     The concurrent offerings are expected to generate aggregate net proceeds of approximately $673.1 million (or approximately $774.5 million if the underwriters exercise their options in full). USEC intends to use the proceeds from the offerings to fund the development, demonstration and deployment of its American Centrifuge project and for general operating expenses and working capital requirements.
     Goldman, Sachs & Co. and Merrill Lynch & Co. acted as joint book runners for the common stock offering. Wachovia Securities, Jefferies & Company and Natixis Bleichroeder Inc. served as co-managers. Goldman, Sachs & Co. and Wachovia Securities acted as joint book runners for the notes offering and Merrill Lynch & Co. served as co-manager.
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USEC Announces Pricing of Public Offering of Common Stock

     USEC Inc. has filed a registration statement (including a prospectus dated September 14, 2007 and preliminary prospectus supplements dated September 14, 2007) with the SEC for its offering of shares of its common stock and convertible debt securities and will file with the SEC final prospectus supplements for each such offering. Before you invest in either offering, you should read the prospectus in that registration statement as well as the relevant prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Copies of the prospectus and prospectus supplements relating to the offerings may also be obtained from Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, Attention: Prospectus Department (212-902-1171); Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department (4th Floor); or Wachovia Securities’ Equity Syndicate Department, 375 Park Avenue, 4th Floor, New York, NY 10152, or by e-mail at equity.syndicate@wachovia.com
     USEC Inc., a global energy company, is a leading supplier of enriched uranium fuel for commercial nuclear power plants.
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Contacts:
Investors:	Steven Wingfield 301-564-3354
Media:	Elizabeth Stuckle 301-564-3399